iShares® Delaware Trust Sponsor LLC

400 Howard Street

San Francisco, California 94105

May 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tonya K. Aldave, Esq.

Re:	iShares® S&P GSCI Commodity-Indexed Trust
Registration Statement on Form S-3
File No. 333-254992

Commission Staff:

Reference is made to the letter, filed as correspondence via EDGAR on May 10, 2021, in which iShares® Delaware Trust Sponsor LLC (the "Sponsor"), as sponsor on behalf of the registrant, iShares® S&P GSCI Commodity-Indexed Trust, requested the acceleration of the effective date of the above-referenced Registration Statement for May 12, 2021 at 12:00 p.m., Eastern Time, or as soon thereafter as possible, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Sponsor hereby requests the withdrawal of the request for acceleration of the effective date at such time.

If you should have any questions, please contact Clifford R. Cone of Clifford Chance US LLP at (212) 878-3180 or Jason D. Myers of Clifford Chance US LLP at (212) 878-8324.

Very truly yours, iShares® S&P GSCI Commodity-Indexed Trust

By:	iShares® Delaware Trust Sponsor LLC, its sponsor

/s/ Paul Lohrey
By:	Paul Lohrey
Title:	Chief Executive Officer, Principal Executive Officer, President

/s/ Mary Cronin
By:	Mary Cronin
Title:	Chief Financial Officer, Principal Accounting Officer

cc:	Clifford R. Cone, Esq.
Jason D. Myers, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019